Exhibit 3.2

Amendment to By-Laws of

Mercury Computer Systems, Inc.

The By-laws of Mercury Computer Systems, Inc., a Massachusetts corporation, are hereby amended as follows:

1. Section 3.2. Section 3.2 of the By-laws is hereby amended by striking the words “thirty (30%) percent” in line 5 of said Section 3.2 and replacing it with “forty (40%) percent” and in line 8 of Section 3.2 again striking “thirty (30%) percent” and inserting “forty (40%) percent.”

2. Section 3.5. Section 3.5 of the By-laws is hereby amended by changing the title of Section 3.5 from “Quorum” to “Quorum and Adjournment” and by adding the following to the end of the first full paragraph of said Section 3.5:

“In addition, the presiding officer at any Shareholders Meeting shall have the authority to reschedule or adjourn any such meeting if (a) no quorum is present for the transaction of business; (b) the board of directors determines that an adjournment is necessary or appropriate to enable the shareholders to consider fully information which the board of directors determines has not been made sufficiently or timely available to shareholders; or (c) the board of directors determines that adjournment is otherwise in the best interests of the company.”

The foregoing is certified as an Amendment to the By-laws of Mercury Computer Systems, Inc. as adopted by the Board of Directors on September 22, 2004.

/s/ Anthony J. Medaglia, Jr.
Anthony J. Medaglia, Jr.
Secretary